August 15, 2018

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Heather Clark

Re:    Huntington Ingalls Industries, Inc.
Form 10-K for the Year Ended December 31, 2017
Form 10-Q for the Quarter Ended June 30, 2018
File No. 001-34910

Dear Ms. Clark:

We are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff, dated August 7, 2018, concerning the Huntington Ingalls Industries, Inc. (herein referred to as “HII”, “we”, or the “Company”) Form 10-K for the year ended December 31, 2017, and Form 10-Q for the quarter ended June 30, 2018. For your convenience, this letter sets forth below the text of the comment contained in the letter from the Staff, followed by the Company’s response.

Form 10-Q for the Quarter Ended June 30, 2018

General

1.
We note multiple news articles from May and June 2018 regarding defects on the Gerald Ford aircraft carrier with repairs estimated at $120 million. One of such articles stated that the ship was returned to you and is expected to be in the shipyard for a year receiving such repairs. Please tell us what liabilities and expenses you have incurred related to these repairs and revise your future Form 10-Qs to provide robust disclosure to the extent your responsibility for such repairs is material.

Ms. Heather Clark
August 15, 2018

Response to Comment 1:

USS Gerald R. Ford (CVN 78) is a first-in-class ship requiring the development and integration of new and complex technologies. CVN 78 was delivered to the U.S. Navy in May of 2017. Following delivery of an aircraft carrier, the U.S. Navy conducts extensive shakedown sea trial and operational testing to identify construction and design issues. CVN 78 returned to HII’s Newport News shipyard in July of 2018 for its planned post-shakedown availability (PSA) phase. The PSA is a scheduled phase in the construction process and ship life-cycle intended to address adjustments, enhancements and modifications identified during the post-delivery testing phase, as well as other areas of work the U.S. Navy requests.

The CVN 78 construction contract awarded on September 10, 2008, and PSA contract awarded on July 11, 2018, are both cost-type contracts providing for reimbursement of the Company’s allowable costs incurred under the contracts plus a specified minimum profit margin. As repairs and additional areas of work are identified and funded by the U.S. Navy, we update the scope of the construction and PSA contracts and our estimate at completion (EAC) for sales and costs, which results in limited profit impacts due to the terms of the contracts. As a result of the cost-type nature and other contractual terms of the arrangements, we have no liabilities for warranty or contract losses related to CVN 78, nor do we expect any such liability in the future.

We have a comprehensive quarterly EAC process in which multiple members of management review the progress and performance of our contracts. Management reviews under this process include, but are not limited to, identified risks and opportunities, outstanding key contract matters, progress towards completion and program schedule, and the resulting changes in estimates of sales, costs, and profits. As disclosed in the Notes to Condensed Consolidated Financial Statements in our Form 10-Q for the quarter ended June 30, 2018, changes in estimates of sales, costs, and profits on a performance obligation are recognized using the cumulative catch-up method of accounting, which recognizes in the current period the cumulative effect of the changes in current and prior periods. Aggregate gross favorable and unfavorable cumulative catch-up adjustments are disclosed in the notes to the consolidated financial statements and management’s discussion and analysis in our Form 10 filings with the Commission. Adjustments related to a specific program or contract are disclosed when deemed material. For the three and six months ended June 30, 2018, adjustments related to the CVN 78 construction and PSA contracts were not deemed material for individual disclosure.

Ms. Heather Clark
August 15, 2018

If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (757)380-7600.

Very truly yours,

/s/ Christopher D. Kastner
Christopher D. Kastner
Executive Vice President, Business Management and Chief Financial Officer

cc:    Ms. Claire Erlanger (Securities and Exchange Commission)
Ms. Kellye Walker (Huntington Ingalls Industries, Inc.)
Ms. Debra Warner (Deloitte & Touche LLP)